 **GAMCO**
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

February 29, 2016

Corporate Secretary
Superior Industries International, Inc.
26600 Telegraph Road, Suite 400
Southfield, MI 48034

    Re: Shareholder Proposal

To Whom It May Concern:

  Recognizing that the shareholder proposal deadline for the 2016 Annual Meeting of Shareholders has passed I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a shareholder proposal and supporting statement (Exhibit A). Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Superior Industries International, Inc. ("Superior") include the proposal in its proxy and proxy statement for the 2017 Annual Meeting of Shareholders. GAMCO is proposing a resolution that urges Superior's Board of Directors to adopt a "proxy access" bylaw.

  Currently, GAMCO beneficially owns approximately 1,823,952 shares of Superior's Common Stock. According to our information, this represents 6.94% of the outstanding Common Stock. Attached as Exhibit B are Amendments 22 through 30 to our Schedule 13D, dated February 3, 2015 through February 4, 2016. These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Superior since prior to February 28, 2015. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

  I have enclosed a certification on behalf of GAMCO (Exhibit C). It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the common stock from February 28, 2015 to the present. It also certifies that GAMCO intends to continue to hold beneficial ownership of such voting securities through the date on which Superior holds its 2017 annual meeting.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7733.

Sincerely,

George Maldonado
Director of Proxy Voting Services

Enclosures

EXHIBIT A

Proposal:

RESOLVED: Shareholders of Superior Industries International, Inc. (the "Company") ask the Board of Directors (the "Board") to adopt, and seek shareholder approval for, a "proxy access" bylaw (the "Bylaw"). The Bylaw shall require the Company to include in its proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person ("Nominee") nominated for election to the Board by a shareholder or group ("Nominator") that meets the criteria established below. The Company shall allow shareholders to vote for the Nominee on the Company's proxy card.

The number of Nominees required to be included in proxy materials for a shareholder meeting shall not exceed one-fifth of the directors to be elected at that meeting. The Bylaw, which shall supplement existing rights under the Company's bylaws, shall provide that a Nominator must:

(a)   have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years on the date on which the nomination is submitted;

(b)   provide written notice received by the Secretary within the time period specified in the bylaws; such notice shall contain the information required to be disclosed about the Nominee and the Nominator by SEC rules in connection with a contested director election solicitation (with separate disclosure for each shareholder in a group) (all disclosure in this section is the "Disclosure"); and

(c)   execute an undertaking that it agrees to (i) assume all liability arising out of any violation of law or regulation in connection with the Nominator's communications with the Company's shareholders, including the Disclosure; (ii) to the extent it uses soliciting material other than the Company's proxy materials, comply with all laws and regulations relating thereto.

The Nominator may furnish a 500-word statement in support of the Nominee's election (the "Statement") for inclusion in the proxy statement. The Board shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the Bylaw and applicable SEC rules and the priority to be given if the number of Nominees nominated exceeds the one-fifth limit.

Supporting Statement:

Proxy access is an important way to promote board accountability by requiring that a company's proxy materials contain not only the names of management nominees, but also any candidates nominated by long-term shareholders holding at least a 3% stake in the company.

Proxy access by-laws have been in effect for several years at various companies and generally enjoy strong investor support. We view proxy access as an important shareholder right and are confident it will directly contribute to increased shareholder value.

WE STRONGLY URGE ALL SHAREHOLDERS TO VOTE FOR THIS PROPOSAL.

Exhibit B

Amendment numbers 22, 23, 24, 25, 26, 27, 28, 29 and 30 to Schedule 13D, dated February 3, 2015, March 11, 2015, March 19, 2015, April 1, 2015, April 7, 2015, April 10, 2015, April 20, 2015, December 28, 2015 and February 4, 2016, respectively (complete filings available on EDGAR).

Exhibit C

AFFIDAVIT OF DAVID GOLDMAN

STATE OF NEW YORK   )
)   ss.:
COUNTY OF WESTCHESTER   )

David Goldman, being duly sworn, deposes and says:

1.   I am the General Counsel of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Superior Industries International, Inc. ("Superior") for Superior's 2017 Annual Meeting of Shareholders ("Annual Meeting").

2.   GAMCO has been beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of Superior throughout the period since February 28, 2015. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Superior's Annual Meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.



David Goldman

Sworn to before me this
29th day of February 2016



Notary Public

MARK J. GAMBETTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 02GA6171160
Qualified in Westchester County
My Commission Expires July 23, 2019